# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASP Isotopes Inc., CIK 0001921865
CUSIP: 00218A105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, SOUTH BUILDING, SUITE 900, WASHINGTON, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001477932-25-001068
Filed by CIK 0001744816

## Reporting persons
- Mann Paul Elliot: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 6,577,199; shared voting power 0; sole dispositive power 6,577,199; shared dispositive power 0; aggregate amount beneficially owned 6,577,199 (11.9% of the class)
  Comment: Items 5, 7 and 9 - 5,805,643 shares of Common Stock held directly by Paul Mann and (2) 771,556 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2023.
  Item 11 - This percentage calculation is based on 48,923,276 outstanding shares as of December 31, 2023.

## Item 1. Issuer
Name of issuer: ASP Isotopes Inc.
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, SOUTH BUILDING, SUITE 900, WASHINGTON, DISTRICT OF COLUMBIA, 20004.

## Item 2. Person Filing
Name of person filing: Paul E. Mann
Address of principal business office or, if none, residence: 601 Pennsylvania Avenue NW, South Building, Suite 900, Washington DC 20004
Citizenship: United Kingdom

## Item 4. Ownership
Amount beneficially owned: 6,577,199 shares
Percent of class: 11.9
Sole power to vote or to direct the vote: 6,577,199 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,577,199 shares
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mann Paul Elliot: /s/ Paul E. Mann, Paul E. Mann (02/14/2025)